Oncolytics Biotech® Named to the 2018 OTCQX Best 50

CALGARY, AB and SAN DIEGO, January 25, 2018 -- Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF), a biotech company developing REOLYSIN®, also known as pelareorep, an intravenously delivered immuno-oncolytic virus that activates the innate and adaptive immune systems to turn “cold” tumors “hot”, today announced it has been named to the 2018 OTCQX Best 50, a ranking of top performing companies traded on the OTCQX Best Market last year.

“We are pleased to be ranked twentieth on the list of the 2018 OTCQX Best 50 and number two among biotech companies,” said Kirk Look, CFO of Oncolytics Biotech. “We are encouraged to see continued momentum as we continue to advance our capital market goals in 2018.”

The OTCQX Best 50 is an annual ranking of the top 50 U.S. and international companies traded on the OTCQX market. The ranking is calculated based on an equal weighting of one-year total return and average daily dollar volume growth in the previous calendar year. Companies in the 2018 OTCQX Best 50 were ranked based on their performance in 2017.

For the complete 2018 OTCQX Best 50 ranking, visit http://bit.ly/OTCQX-best50-2018.

The OTCQX Best Market offers trading of U.S. and global companies. To qualify for the OTCQX market, companies must, among other things, meet high financial standards, follow best practice corporate governance and have a professional third-party sponsor introduction. The companies found on OTCQX are distinguished by the integrity of their operations and diligence with which they convey their qualifications.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype – turning “cold” tumors “hot” – through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; the Corporation’s proposed use of pelareorep in combination with pembrolizumab (KEYTRUDA®) and chemotherapy in patients with advanced or metastatic pancreatic adenocarcinoma; the timing and content of the presentation of clinical data evaluating intravenous administration of pelareorep in combination with pembrolizumab (KEYTRUDA®) and chemotherapy in patients with advanced or metastatic pancreatic adenocarcinoma ; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact
Michael Moore
Vice President, Investor Relations & Corporate Communications
858-886-7813
mmoore@oncolytics.ca

Investor Relations
Robert Uhl
Westwicke Partners
858-356-5932
robert.uhl@westwicke.com

Media Contact
Mark Corbae
Canale Communications
619-849-5375
mark@canalecomm.com